Exibit 99.1

Mountain Province Diamonds Announces Progress at the Gahcho Kué Project and Kennady North Project

•	Gahcho Kué Environmental Review progressing well
•	Falcon airborne gravity gradiometry survey completed
•	Tuzo drilling on track for completion in Q1, 2012

Shares Issued and Outstanding: 80,345,558
TSX: MPV
NYSE- AMEX: MDM

TORONTO AND NEW YORK, Dec. 12, 2011 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) today announced that the first formal session of the Gahcho Kué Environmental Impact Review (EIR) has concluded successfully. The Environmental Impact Statement (EIS) analysis session took place over five days in Yellowknife, NWT, and was attended by representatives of the Canadian federal government, the Government of the Northwest Territories, as well as representatives from Aboriginal communities who may be affected by the proposed development of Gahcho Kué.

In his closing remarks, Mr. Alan Erlich, Manager of Environmental Assessment for the Mackenzie Valley Environmental Impact Review Board, ("Review Board") commended the Gahcho Kué project operator, De Beers Canada, for the quality of the presentations and level of engagement. Following conclusion of the analysis session, the focus of the EIR turns to the first information requests (IR's) from participants, which are due in January 2012. Mountain Province shareholders are reminded that they can follow the progress of the EIR on the website of the Mackenzie Valley Review Board at www.reviewboard.ca.

Mountain Province is also pleased to announce that final results of the Falcon airborne gravity gradiometry (AGG) survey over both the 49%-controlled Gahcho Kué Joint Venture property and the 100%-controlled Kennady North Project have been received from the contractor, Fugro Airborne Surveys.

Commenting, Mountain Province President and CEO Patrick Evans said: "It is encouraging that the Falcon AGG data clearly identifies the known kimberlites at both Gahcho Kué and Kennady North. This will aid the Company in analyzing the results of the survey and understanding the potential of newly discovered targets. The final results will be released as soon as the analysis is complete."

Finally, Mountain Province also announced that two of the planned holes of the Tuzo Deep drill program have been completed and the third drill hole is well underway. It is expected that the remaining drilling will be completed in Q1, 2012, when the results will be announced.

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About Mountain Province Diamonds

Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December 1, 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Mountain Province also controls 100% of the Kennady North Diamond Project adjacent to the De Beers JV property. Kennady North hosts three known diamondiferous kimberlites and a number of unexplained kimberlite mineral indicators.

Mountain Province Diamonds is included in the S&P/TSX Global Mining Index.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Patrick Evans, President and CEO
Tel: 416-670-5114
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:04e 12-DEC-11